Filed by Falconbridge Limited

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Falconbridge Limited

Commission File No. 333-129218

Falconbridge Limited
Corporate Profile

JP Morgan

Basic & Industrials Conference
June 6, 2006

Forward-Looking Statements

•Certain statements contained in this presentation are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco’s offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) Xstrata’s offer to acquire all of the common shares of Falconbridge Limited and the effects of such combination (iv) our future financial requirements, including to redeem the junior preference shares, and funding of those requirements, (v) our expectations with respect to our development projects, and (vi) our production forecast for 2006.  Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this presentation. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco’s offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $550 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge’s costs of production and production and productivity levels, as well as those of its competitors;  market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over LME cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge’s Board of Directors may determine in light of other uses for such funds and other factors.

•Inherent in those statements are known and unknown risks, uncertainties and other factors well beyond the Company’s ability to control or predict.   Some of these known risks and uncertainties are outlined in filings by Falconbridge with applicable securities regulatory authorities, including in Falconbridge’s annual information form.  Readers are encouraged to consult such filings.    While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this presentation.  Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

Agenda

1                                          Company Overview

2                                          Falconbridge –Subject of Two Takeover Offers

3                                          Why the Interest in Falconbridge?

4                                          Inco –Falconbridge Transaction

5                                          Summary

(ALL AMOUNTS ARE IN U.S. DOLLARS)

Falconbridge

Highlights

Producer Ranking In World*
• Copper	4th
• Nickel	4th
• Zinc	5th
• Aluminum	10% of U.S. primary production

	April/06	Q1/06	2005	2004
Sales	$1.2 B	$2.9 B	$8.1 B	$6.8 B
EBITDA	$0.5 B	$0.9 B	$2.4 B	$1.9 B
Net Income	$238 M	$462 M	$872 M	$521 M
Assets (Book value)	$13.1 B	$12.9 B	$12.4 B	$9.6 B

Market Capitalization (As at May 29, 2006) $18.7B

*Based on 2006 forecast refined metal production data (Source: Falconbridge, Brook Hunt)

Operations around the World

Geographically diversified operating base

Falconbridge

Strategic Focus

•            Focused on large-scale copper and nickel assets; also integrated zinc and aluminum producer

Production Outlook for 2006

		Actual	Forecast
Production (MT)		2005	2006

	Mined	462,000	475,000
Copper
	Refined	544,000	635,000

	Mined	80,000	82,000
Nickel
	Refined	114,000	115,000

	Mined	454,000	460,000
Zinc
	Refined*	182,000	210,000

	Primary	246,000	250,000
Aluminum
	Fabricated	178,000	195,000

*Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production

Falconbridge –Subject of

Two Takeover Offers

Inco’s Revised Offer for Falconbridge

Transaction Summary

	October 11, 2005	May 13, 2006
Consideration
assuming proration:	Cdn$7.50 + 0.524 Inco share	Cdn$12.50 + 0.524 Inco share

Aggregate:	Cash: Cdn$2.87 billion	Cash: Cdn$4.8 billion
	Stock: 200.7 million shares	Stock: 200.7 million shares

Ownership(1):	Inco 54/Falconbridge 46%	Inco 53/Falconbridge 47%

Offer expiry:	June 30, 2006	June 30, 2006

Break fee:	US$320 million	US$450 million

(1) Fully-diluted basis

Xstrata’s Offer for Falconbridge

•            Xstrata announced cash bid of Cdn$52.50 per Falconbridge common share

•         Values total common share capital of Falconbridge at ~Cdn$20.0 billion

•         Offer open until July 7, 2006

•         Conditional on:

•      approval by Xstrata shareholders

•      certain regulatory consents (includes Investment Canada approval)

•      66 2/3% acceptance by Falconbridge shareholders, which can be waived at the option of Xstrata

Summary of Offers

Xstrata’s Offer For Falconbridge

•            Cash bid of Cdn$52.50 per share

Inco’s Offer For Falconbridge

•            Cdn$12.50 + 0.524 Inco share

•         Falconbridge shareholders would participate in new company

•      Maintain investment exposure to mining and metals industry

•      Participate in growth and synergies

Board Recommendation

Assessment of Offers

•            Considered both financial and non-financial aspects of offers

•            Assisted by external legal and financial advisors

Continue to recommend Inco Offer

•            Xstrata’s offer

•         Conditional on, amongst other things, shareholder and Investment Canada approvals

•         Minimum condition of 66 2/3rds can be waived allowing for take up of any shares tendered.  When combined with their current 20% holding, control could effectively be obtained without acquiring all shares

•            Inco’s offer continues to allow Falconbridge shareholders to maintain exposure to industry and benefit from earnings and growth of New Inco

Why the Interest in

Falconbridge?

Metal Markets

Well Supported by Many Factors

•            Strong upward price momentum for all base metals supported by very solid fundamentals

•            Many bullish drivers coinciding:

•         Synchronized world economic growth

•         Robust physical demand

•         Production disruptions and shortfalls

•         Critically low inventory levels

•         Constraints on new supply

•         Increasing interest from funds

Metal Markets Summary

•            Very positive industry outlook

•            Solid fundamentals

•            Continued role of investment funds?

•            Prices to remain volatile in short term

•            Longer-term price outlook supportive of ongoing strong profitability

•            Disconnect between metals prices and equity valuations

Operations Overview &

Growth Opportunities

Copper

Copper

World-Class Assets

•            World’s fourth-largest producer of refined copper

•            Long-life, low-cost mines located primarily in South America

•            Technologically advanced processing facilities, (Altonorte smelter in northern Chile, Horne and Kidd Creek in Canada)

•         Technology produces high margins from treatment of complex feeds

•            Integrated operations drive benefits

•         Mitigate market volatility in treatment costs

•         Create freight cost arbitrage

Q1/06 net operating cash cost of $0.30/lb. versus $0.35/lb. in Q1/05

Collahuasi, Chile (44%)

Copper – Mine, Asset Optimization Project

Collahuasi Debottlenecking Project

•             Potential to increase nominal design capacity of sulphide circuit

•         Grinding potential of up to 150,000 tpd vs. 110,000 tpd

Rosario West (formerly La Grande)

•             Inferred mineral resource estimated at 248 million MT of 1.54% copper

•             Mineralization suggests significant potential for high-grade secondary sulphide ore

•             Total interest area: 2km x 3km

•             New resource model expected by end of 2006

Antamina, Peru (33.75%)

Copper/Zinc – Mine

•            Proven and probable reserves of 450M MT grading 1.18% copper and 0.93% zinc

•            Measured and indicated resources of 60M MT at 0.49% copper, 0.33% zinc, 0.03% moly

•            2005 production (33.75% basis):

•         126,000 MT of contained copper

•         62,000 MT of contained zinc

•            Increased molybdenum recoveries helping to further reduce cash costs

Considering installation of pebble crusher which would:

•         Assist in crushing different ore types

•         Optimize overall throughput and production

•            Decision expected in 2006

Lomas Bayas, Chile

Copper – Mine

•            Proven and probable reserves of 239M MT @ 0.36% copper

•            Measured and indicated resources of 281M MT @ 0.28% copper

•            2005 production: 63,000 MT of contained copper

Reviewing adjacent Fortuna de Cobre deposit

•         Measured/indicated resources of 470M MT at 0.29% copper

•         Potential to expand production or extend mine life by five years to 2020

•         Low stripping ratio and good leaching kinetics

•         Extensive underground exploration program ongoing

•         Metallurgical test program continuing

•            Focused on optimizing combination of production from Lomas Bayas and Fortuna de Cobre

Kidd Creek, Canada

Copper/Zinc – Mine

Kidd Mine D Project

•            Mining operations transitioning to newly developed Mine D

•         Improving operational stability and predictability as mine transition completed

•         2005 Production: 43,000 MT of contained copper, 120,000 MT of contained zinc

•            Project completion expected by end of 2006

El Morro, Chile (70%)

Copper – Greenfield Project

•            Inferred resource of 466M MT @ 0.61% copper and 0.50 grams/MT gold

•            Projected annual production of 145,000 MT of copper and 320,000 ounces of gold

•            Key attributes:

•         Significant gold co-product

•         Supergene enrichment blanket

•         Exploration potential open at depth

•         Favourable location

El Morro has comparable Cu/Au grades to current Batu Hijau and Alumbrera operations

	M MT	Cu%	Au gpt
El Morro	466	0.61%	0.50
Batu Hijau	857	0.53%	0.41
Alumbrera	402	0.51%	0.64

El Pachón, Argentina

Copper – Greenfield Project

•    Measured and indicated resource of 724M MT at 0.65% copper and 0.02% molybdenum

•    Inferred resources of 560M MT at 0.52% copper and 0.01% molybdenum

•    Located five km from the Los Pelambres mine

•    Projected average annual production of 245,000 MT of contained copper

•    Key attributes:

•   Low stripping ratio and attractive metallurgical recoveries

•   Accessible location

•   Ample water supply, favourable site construction characteristics

Copper

Substantial Growth Potential

1 Collahuasi expansions includes debottlenecking project and a further expansion

2 Other additions include Antamina, Kidd Creek Mine D and NickelRim South

* Share of production

Nickel

Nickel

World-Class Assets

•              World’s fourth-largest producer of refined nickel

•              Fully integrated operations

•              Produce nickel and ferronickel

•              Low-cost facilities, including Nikkelverk, which ranks among the lowest-cost nickel/cobalt refineries

•              One of the world’s largest recyclers and processors of nickel and cobalt bearing materials

•              Q1/06 net operating cash cost for mined nickel (INO) of $2.60/lb. versus $2.51/lb. in Q1/05

Falconbridge Total Refined

Nickel Output

Nickel Rim South, Canada

Nickel - Brownfield Project

•              Resources of 13.4M MT of 1.8% nickel and 3.3% copper; significant PGMs

•              Significantly improves resource base in Sudbury (20+ years)

•              Project progressing on schedule and within budget

•   Vent shaft sinking began in February 2005

•   Main shaft sinking began in April 2005

•              First ore production expected in late 2009

Raglan, Canada

Nickel – Throughput Optimization Project

Phase One – conversion of mill from autogenous to semi-autogenous grinding

•              Completed in October 2005; on schedule and on budget

•        Increased level of annual throughput to approximately one million MT of ore per year and increase mill’s ability to process harder ore

Phase Two – maximizing throughput capacity

•        Involves expanding site infrastructure and ore production to allow for mining, milling and processing of 1.3 million tonnes of ore annually; resulting in 30,500 MT of annual contained nickel production

•              Expected to be complete in early in 2008

Koniambo, New Caledonia

Ferronickel – Substantial Growth Opportunity

•              Completed Feasibility Study (FS)

•   Capital investment of $2.2 billion (2004 dollars, excluding working capital and interest during construction)

•   Operating cost of $1.65/lb.

•              Focused on advancing detailed engineering and early construction activities and site preparation

•              Continue discussions with government authorities to refine operating and construction permits

•              Expected to produce 60,000 MT annually

•              Start-up expected in 2009/2010

Saprolite – Phase I

•              62.5M MT of mineral reserves @ 2.40% nickel

•              156M MT of inferred resources @ 2.2% nickel

•              Well-known smelting process

Limonite – Phase II

•              100M MT @ 1.6% nickel

•              Acid-leach process

Kabanga, Tanzania

Nickel – Greenfield Project

•              Agreement for joint venture with Barrick Gold

•              Located in northwestern Tanzania ~ 400 km west of Bulyanhulu mine; Barrick has successfully operated there before

•              Initial inferred resources estimate of 26M MT grading 2.6% nickel with potential for further growth

•              Potential nickel production of 30,000 to 35,000 MT per year

•              Completing a work plan over the next three years at a cost of $50 million

•              Current work includes infill diamond drilling, geophysical surveys and metallurgical testing and engineering study work

Araguaia, Brazil

Nickel – Greenfield Project

•              Promising new greenfield nickel discovery

•              Discovered two greenfield nickel laterite deposits in State of Para in northern Brazil

•              Deposit hosted in 90 km geological setting similar to that of other large deposits in Dominican Republic and in New Caledonia

•              Deposit located on properties owned by Falconbridge or where it can acquire a 100% interest

•              Company to pursue extensive exploration program

Impressive mineralization over thick intervals

Intercept Examples	Ni Grade (%)
Serra do Tapa 52 metres	1.69
61 metres	1.70
Vale dos Sonhos
14 metres	1.92
12 metres	1.58

See press release dated Sept. 6, 2005

Nickel

Substantial Growth Potential

* Share of production

Zinc

Zinc

Integrated Operations

•              World’s fifth-largest producer of refined zinc

•              Attractive brownfield and greenfield projects under consideration

•              Potential to maintain current production levels via available projects

•              Well positioned to benefit from increase in zinc and lead prices

Q1/06 net operating cash cost for mined zinc of $0.41/lb.

versus $0.40/lb. in Q1/05

Lennard Shelf

Zinc - Mine

•              Zinc mine located in Western Australia

•              50% Falconbridge, 50% Teck Cominco

•              First concentrate production planned for early 2007

•              Expected to produce 70,000-80,000 tonnes per year for three to four years (100% basis)

•              Capex forecast is A$23 million, with additional A$5 million of pre-production costs (100% basis)

Zinc

Projects

Three options available to increase overall zinc production and replace depleting resources, which will allow Falconbridge to maintain its exposure to the improved zinc market

Annual
Production of
Operation	Project	Contained Zinc	Status
(100% basis)
Lennard Shelf, Australia (50%)	Brownfield Development Project	70,000 — 80,000MT	Currently on care and maintenance, being brought back into production
Perseverance, Quebec (100%)	Brownfield Development Project	125,000 MT	Feasibility study completed in 2004
Lady Loretta, Australia (75%)	Greenfield Development Project	120,000 MT	Updating project estimates

Aluminum

Aluminum

Primary Smelting Operations

•              Primary aluminum smelter located in Missouri, which supplies approx. 10% of U.S. primary aluminum production

•              Well-positioned operation:

•   Long-term alumina supply secured via St. Ann bauxite mine and Gramercy Alumina refinery acquisition

•   15-year power supply contract secured in 2005

•   Majority of production sold as value added billet and rod

•              A further 5% increase in production targeted through project to increase amperage and improve efficiencies

Aluminum

Fabricating Operations

•              Third-largest foil producer in North America

•              Large market share in fin stock, transformer sheet and light-gauge converter foil

•              Record shipments in 2005 of 178,000 MT; Fab spreads increased by 10% in 2005

•              Growing production volumes through reliability initiatives and elimination of bottlenecks

•   New caster at Huntingdon increasing capacity by approx. 8.5%

•        Shift in marketing strategy from filling orders to meet production capacity to selectively targeting market segments to maximize margins

Financial Results

Q1 and April 2006 Results

	April		Y-O-Y	1st Quarter		Y-O-Y
(US$ millions, except per share amounts)	2006	2005	Change	2006	2005	Change

EBITDA	$476	$209	128%	$908	$577	57%
Net income	$238	$81	194%	$462	$176	163%

Per share - basic	$0.64	$0.27	137%	$1.23	$0.58	112%
Per share - diluted	$0.63	$0.27	133%	$1.21	$0.57	112%
Income generated by operating assets	$422	$165	156%	$739	$459	61%

Q1 2006

•        Increase in net income due to higher metal prices and higher refined nickel and molybdenum sales volumes, partly offset by energy and exchange rates

•              Realized prices higher for copper 49%, zinc 70% and aluminum 23%; slightly lower for nickel by 3%

•              Net-debt-to-capitalization ratio stands at 33%

Earnings Sensitivity

	Q1 2006 Realized Prices* (US$/lb.)	April 2006 Realized Prices* (US$/lb.)	May 2006 Average LME Prices (US$/lb.)	Change in Realized Price (US$/lb.)	Estimated Impact on Annualized 2006 Net Earnings** (US$ millions)	Estimated Impact on Annualized 2006 EPS** (US$)
Copper	$2.29	$2.98	$3.65	$0.05	$37	$0.10
Nickel	6.84	8.02	9.56	$0.50	63	$0.17
Zinc	1.07	1.42	1.62	$0.05	38	$0.10
Aluminum	1.13	1.17	1.30	$0.05	19	$0.05
Lead	0.63	0.61	0.53	$0.05	6	$0.02

*realized prices are comprised of the LME price plus the producer premium

**based upon expected production levels and current operating costs

Consolidated Balance Sheet (Unaudited)

(US$ millions)	30-Apr-06	31-Mar-06	31-Dec-05

ASSETS
Cash and cash equivalents	$465	$1,000	$886
Accounts receivable	1,706	1,269	1,007
Metals and other inventories	2,087	1,788	1,708
	4,258	4,057	3,601
Operating capital assets	6,712	6,728	6,803
Development projects	1,848	1,794	1,707
Investments and other assets	292	297	307
TOTAL ASSETS	$13,110	$12,876	$12,418
LIABILITIES AND EQUITY
Accounts and taxes payable	$2,033	$1,668	$1,691
Debt due within one year	603	853	353
	2,636	2,521	2,044
Long-term debt	2,545	2,534	2,598
Preferred share liabilities	131	376	876
Future income taxes	1,361	1,264	1,156
Asset retirement obligation, pension and other provisions	665	651	659
Stockholders' interests
Interests of other shareholders	57	56	54
Shareholders' equity	5,715	5,474	5,031
	5,772	5,530	5,085
TOTAL LIABILITIES AND EQUITY	$13,110	$12,876	$12,418

Capital Investments

(US$ millions)		2006F	2005
Copper	Copper development projects
	(El Morro, El Pachon, Lomas Bayas)	$50	$4
	Kidd Creek Mine extension	$90	$114

Nickel	Koniambo	$180	$96
	Nickel Rim South	$85	$74
	Nickel development projects
	(Kabanga, Raglan)	$30	$61

Sustaining capital and other		$315	$388
Total Capital Investments		$750	$737

Inco-Falconbridge

Transaction

Inco’s Offer to Acquire Falconbridge

Acquisition Highlights

•              Global leader in nickel and leading copper company

•              Outstanding nickel and copper growth prospects

•              Strong cash flow and financial strength to grow

•              US$550 million in annual synergies identified

•              Significantly accretive

•              Reduced risk profile

•              Enhanced share liquidity

•              Potential re-rating in capital markets

Inco’s offer to acquire Falconbridge

World Leader in Nickel, Strong Position in Copper

New Inco Nickel Production

Expected to climb by over 30% by 2009

New Inco Copper Production

Expected to climb by over 80% by 2011

New Inco

Millions of pounds of copper)

Inco’s offer to acquire Falconbridge

Impressive Nickel and Copper Growth Pipeline

Inco’s offer to acquire Falconbridge

US$550 Million of Annual Synergies Identified

•              Synergies at operating and corporate levels

•   Contribution would begin in 2006

•   US$550 million run rate by mid-2008 (based on June 30, 2006 transaction)

•              Synergies unique to our two companies

•              Estimated NPV of synergies of US$4.5 billion

•              Best use of Sudbury processing facilities à increased nickel, copper, cobalt and PGM production

•        Accelerated mine development in Sudbury à more jobs and investment in medium and longer term; some necessary short-term rationalization

•              Integration planning well advanced with dedicated integration teams

•              Synergies at other sites

•   Raglan and Voisey’s Bay

•   New Caledonia nickel projects

Synergy Opportunity: Maximizing throughput –

matching assets to processes and feeds

New Inco potential EBITDA

2006E EBITDA

Analyst consensus prices

2006E EBITDA

Forward curve prices (1)

1 Based on actual 1Q/06 performance and forward curve implied for April through December, 2006

2 Estimated annual run-rate synergies

Inco’s offer to acquire Falconbridge

Proforma Enterprise Value (1)

(1)           “Enterprise value” means the market capitalization as of May 12, 2006 plus most recently publicly reported net debt

(2)     Sum of standalone enterprise values based on May 12, 2006 closing prices and net debt (debt less cash) as of March 31, 2006. Indicative values only, as at May 12, 2006. Future values could change.

Inco’s offer to acquire Falconbridge

Update on Regulatory Process

•              Received Canadian Competition Bureau clearance in late January

•              Continue to work with U.S. Department of Justice (DOJ) and European Commission (EC)

•              DOJ still evaluating whether they have any significant competitive concerns

•   Also still evaluating a potential remedy, if required, to address concerns

•        On February 24, 2006, EC indicated it would move into their second phase review, representing an in-depth review of up to 90 business days (July 12, 2006)

•   Also evaluating whether they have any significant competitive concerns

Summary

Falconbridge Today

In an Excellent Position

•              Falconbridge remains in an excellent position to add value for shareholders

•   Strong industry fundamentals for all our metals

•   Solid operating base with upside potential

•   World-class greenfield and brownfield growth projects

•   Impressive financial performance

Falconbridge Limited

Corporate Profile

JP Morgan

Basic & Industrials Conference

June 6, 2006

Important Legal Information

•        Important Legal Information

•        This communication is being made in respect of Inco Limited’s proposed combination with Falconbridge Limited. Inco has filed with the U.S. Securities and Exchange Commission (“SEC”) a registration statement on Form F-8 (containing an offer to purchase and a share exchange take-over bid circular) and amendments thereto, and, if required, will file other documents with the SEC in connection with the proposed combination. Falconbridge has filed a Schedule 14D-9F and amendments thereto with the SEC in connection with Inco’s offer and has filed and, if required, will file other documents regarding the proposed combination with the SEC.

•        INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

•        Investors and security holders may obtain copies of the registration statement and Inco’s and Falconbridge’s SEC filings free of charge at the SEC’s website (www.sec.gov). In addition, documents filed with the SEC by Inco may be obtained free of charge by contacting Inco’s media or investor relations departments. Documents filed with the SEC by Falconbridge may be obtained free of charge by contacting Falconbridge’s investor relations department.

•        Filings made by Inco and Falconbridge with Canadian securities regulatory authorities, including filings made in connection with the offer, are available at www.sedar.com.